Lifeway Foods, Inc.
6431 W. Oakton         Morton Grove, IL 60053
    Phone: (847) 967-1010      Fax: (847) 967-6558     E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

September 19, 2014

Via EDGAR

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Lifeway Foods, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 2, 2014

Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014

File No. 000-17363

Dear Ms. Parker:

Lifeway Foods, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated September 5, 2014 (the “Staff Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014. The Staff Comment Letter requests that the Company respond within ten (10) business days or advise the Staff when the Company would provide a response. As discussed with Ms. Caroline Kim, the Company respectfully requests an extension until Friday, October 3, 2014 to respond to the Staff Comment Letter.

Thank you for your consideration of our request. If you have any questions, or if you require additional information, regarding the foregoing, please contact me at (347) 915-0118.

Sincerely,

/s/ Edward Smolyansky
Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer